Exhibit 99.5
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Date: 16 January 2008
Ref: PR596g
Fourth quarter 2007 operations review
Commenting on the quarter and full year production results, chief executive Tom Albanese said: “Rio Tinto has pulled out all the stops to boost production in 2007 while our safety record has continued to improve. Investment to expand capacity in recent years is paying off with record volume growth in many commodities. We are driving the business at record pace, as these strong numbers clearly show.
“In 2007, we set annual production records for iron ore, bauxite, alumina, aluminium, refined gold, and refined copper on a like for like basis. With significant expansions in iron ore and aluminium and the contribution of the Alcan acquisition, which created the world’s leading aluminium producer, we are set to see an acceleration of this growth in 2008.
“Against a background of record prices for many of our commodities and with a strong outlook for the demand for our products in the developing markets, we look forward with confidence.”
•	Rio Tinto’s iron ore production set a new annual record at 179 million tonnes in 2007. On an attributable basis 2007 iron ore production was 145 million tonnes, a nine per cent increase on the 2006 total.

•	Fourth quarter attributable iron ore production was also a record, 11 per cent ahead of the fourth quarter of 2006 and seven per cent up on the previous quarter of 2007.

•	The Pilbara operations continued their rapid expansion with the Hamersley mines raising production by 17 per cent compared with the fourth quarter of 2006. At the end of December 2007 the Pilbara ports were operating at a rate of 190 million tonnes per annum (164 million tonnes on an attributable basis).

•	Rio Tinto’s newest iron ore mine, Hope Downs, commenced production in November 2007, three months ahead of schedule. With the first expansion already approved, it is expected to reach 30 million tonnes annual capacity in 2009 — a rapid and sizeable increment to production in the Pilbara.

•	Fourth quarter bauxite, alumina and aluminium production were at record levels, increasing by 74 per cent, 133 per cent and 287 per cent respectively compared with the same quarter of 2006. This followed the Alcan acquisition and its subsequent integration with effect from 24 October 2007. On a proforma basis, excluding the Alcan acquisition, quarterly and annual production records were set for bauxite and aluminium.

•	Mined copper production was five per cent higher than the third quarter of 2007 primarily reflecting increased throughput at Kennecott Utah Copper but decreased by 14 per cent compared with the same quarter of 2006, mainly due to lower grades at Kennecott Utah Copper and Northparkes.

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•	Rio Tinto’s position as a significant gold producer was confirmed by its 2007 share of mined gold production of 1.2 million ounces, a 23 per cent increase over 2006.

•	Fourth quarter production of refined copper and refined gold rose 65 per cent and 98 per cent respectively above the 2006 fourth quarter level, reflecting a full quarter of production at the Kennecott Utah Copper smelter after the scheduled maintenance in the fourth quarter of 2006.

•	Fourth quarter uranium production was 13 per cent higher than the prior quarter but 14 per cent lower than the 2006 comparative period. The Ranger operation processed higher grade ore following the implementation of dewatering strategies and optimisation of the mine plan, offsetting reduced Rössing production due primarily to lower grades.
All currency figures in this report are US dollars unless otherwise stated
IRON ORE AND IRON
Rio Tinto share of production (000 tonnes)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Hamersley	28,782	+17%	+6%	107,828	+16%
Robe River	7,529	+3%	+18%	27,301	-3%
IOC (pellets and concentrate)	2,248	-11%	-5%	7,768	-18%
In an iron ore market as tight as ever experienced, the success of the Pilbara Blend product was evidenced by sales achieving the benchmark price throughout the year.
In December 2007, Rio Tinto announced it would place up to 15 million tonnes of iron ore in the spot market in 2008, recognising both very strong demand for iron ore and the gap between benchmark and spot prices, under which Rio Tinto has made sales at up to $190 per tonne (compared with the current equivalent benchmark price of $85 per tonne).
In November 2007, Rio Tinto announced the approval of the $2.4 billion development of two new mines, Brockman 4 and Mesa A (Rio Tinto share $2.0 billion), with eventual annual production expected to reach 22 million tonnes and 25 million tonnes respectively. Both mines will commence production in 2010, and Brockman 4 has potential to be expanded to 36 million tonnes annual capacity. Plans were unveiled in the first half of 2007 to lift iron ore production capacity from the Pilbara to 320 million tonnes per annum by 2012, and a conceptual roadmap was outlined in November 2007 to add a further 100 million tonnes per annum in the Pilbara. A feasibility study to 320 million tonnes per annum is well underway and will be completed in 2009, and the preference is to expand port facilities at Cape Lambert. In addition, a $71 million feasibility study was approved for Hope Downs 4, as part of the project to increase Pilbara annual capacity to 320 million tonnes in 2012.
Hamersley and Robe River
The record production and sales figures for the quarter and the year were achieved as the cumulative effect of expansions and improvements to the supply chain flowed through the Pilbara system. This result was achieved despite a 30 hour impact on shipping and rail from a cyclone in late December.
Fourth quarter rail performance showed a 14 per cent increase on the previous quarter, setting a new record for tonnes moved by rail.
Mainline trials of automated train operations underway near Tom Price have so far proved successful and this project remains on track for wider implementation. A long-term lease was established to underpin construction of the purpose-built Remote Operations Centre near Perth’s domestic airport, which will eventually see rail operations and other

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Pilbara-based functions transferred to Perth and is expected to lead to more efficient operations.
HIsmelt
The HIsmelt plant had a strong fourth quarter with production of 44,789 tonnes. The plant reached operation levels approaching nameplate capacity in December. This brought the annual production total to 114,870 tonnes for 2007 from 88,733 in 2006, as the plant ramps up to 800,000 tonnes per annum nameplate capacity.
Iron Ore Company of Canada
Production of pellets and concentrates at the Iron Ore Company of Canada was 11 per cent below the fourth quarter of 2006 and five per cent below the third quarter following planned maintenance on loading units. 2007 production was affected by the previously reported seven week strike which occurred in the first and second quarters of the year and concluded with a five year wage agreement.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Rio Tinto Alcan
Bauxite	7,797	+74%	+67%	21,022	+29%
Alumina	1,853	+133%	+173%	3,877	+19%
Aluminium	835.4	+287%	+286%	1,479.7	+75%
Production records were set across the board in the Aluminium product group. Fourth quarter production of bauxite, alumina and aluminium increased sharply compared with the same quarter of 2006 reflecting the successful completion of the Alcan acquisition. Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date.
Bauxite
Excluding the impact of the Alcan acquisition which accounted for 2,813 k tonnes in the fourth quarter, bauxite production at Weipa was 11 per cent above the fourth quarter of 2006 and seven per cent above the previous quarter, reflecting increased capacity from the commissioning of the second shiploader. 2007 Weipa bauxite production was at a record level.
Alumina
The Alcan acquisition contributed 1,144 k tonnes of alumina production in the fourth quarter. At the time of the acquisition, a 1.8 million tonne per annum expansion of Alcan’s Gove refinery was nearing completion, bringing expected total capacity to 3.8 million tonnes per annum. The final months of the year saw continued ramping up of the expansion which is expected to reach full nameplate capacity by the end of 2008.
Excluding the impact of the acquisition, alumina production increased by four per cent versus the prior quarter due to higher production at Yarwun which was 13 per cent higher than the third quarter due to maintenance activities in the previous quarter.
Aluminium
Excluding the Alcan acquisition, aluminium production was relatively stable versus the prior quarter with annual production records achieved at Bell Bay, Boyne Island and Tiwai Point. The Alcan acquisition accounted for 618k tonnes in the fourth quarter.

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COPPER
Rio Tinto share of production

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Kennecott Utah Copper
Mined copper (000 tonnes)	53.0	-20%	+7%	212.2	-20%
Refined copper (000 tonnes)	59.3	+145%	-14%	265.6	+22%
Molybdenum (000 tonnes)	3.0	-29%	-14%	14.9	-11%
Mined gold (000 ozs)	91	-25%	+3%	407	-24%
Refined gold (000 ozs)	133	+98%	+3%	523	+13%
Escondida
Mined copper (000 tonnes)	103.8	+4%	+3%	421.6	+7%
Refined copper (000 tonnes)	15.8	-7%	-2%	71.5	+77%
Grasberg JV
Mined copper (000 tonnes)	9.4	-40%	+26%	28.4	-39%
Mined gold (000 ozs)	103	+75%	-30%	423	+345%
Kennecott Utah Copper
Lower metal head grades for both the quarter and the year compared with the respective 2006 periods impacted mined copper and gold production at Kennecott Utah Copper. Fourth quarter mined copper and gold production increased compared with the third quarter, when a five day planned maintenance shutdown at the concentrator took place.
Refined copper production in the fourth quarter of 2007 was substantially higher than the 2006 comparative period, when major scheduled maintenance was undertaken on the smelter.
Lower molybdenum production in the fourth quarter compared with the same period in 2006 was a result of lower ore grade and high limestone levels in the orebody.
Escondida
Mined copper for both the quarter and the full year was higher than the corresponding period of 2006, attributable to higher copper grades. Refined copper production in 2007 was 77 per cent higher than the prior year when the sulphide leach project was ramping up to capacity.
Grasberg
Variances in the metal sharing rates for 2007 were a major factor in lowering Rio Tinto’s share of copper production and increasing its share of gold production in the fourth quarter and full year 2007, compared with the same periods of 2006.
Other operations
Lower copper production at Northparkes was attributable to an anticipated decline in grades in the E26 block cave, as the mine transitions towards production at E48. Lower grades at Palabora were partly compensated by higher throughput in the fourth quarter.
In December 2007, Rio Tinto announced the approval of the development of the $300 million Eagle mine, a high grade nickel and copper deposit with first production expected to begin in late 2009.

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ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Rio Tinto Energy America	33,384	+2%	+8%	125,083	0%
Fourth quarter production was consistent with the same quarter of 2006 and eight per cent higher than the third quarter. Production records were set at the Spring Creek and Antelope mines as expansion projects near completion, offsetting lower production at Jacob’s Ranch and Colowyo.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Rio Tinto Coal Australia
Hard coking coal	1,544	+2%	-1%	6,179	+5%
Other coal	5,642	-28%	-4%	24,388	-22%
In general, production at the Australian coal mines continued to be constrained by ongoing rail and port constraints in Queensland and New South Wales and reduced tonnage allotments in Queensland, which curtailed mined production, despite generally favourable market conditions.
Production of hard coking coal was generally in line with the corresponding quarter of 2006 and the prior quarter, notwithstanding lower production at Kestrel as a result of mining through a known fault area. Full year production was five per cent higher than 2006.
In New South Wales, reduced port throughput from coal chain infrastructure limitations continued to restrict output from all sites at Rio Tinto subsidiary Coal & Allied.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to increase capacity in the second half of 2008 and into 2009.
In December 2007, Rio Tinto announced the approval of the $991 million investment in the extension and expansion of the Kestrel Mine (Rio Tinto share $793 million). This is expected to extend the life of the mine and increase production to an average of 5.7 million tonnes per annum until 2031.
Uranium
Rio Tinto share of production (000 lbs)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Energy Resources of Australia	2,288	-10%	+16%	8,011	+13%
Rössing	1,216	-21%	+8%	4,605	-16%
Production at the Ranger mine was ten per cent lower compared with the same quarter of 2006, attributable to reduced access to higher grade ores. The successful implementation of various water disposal strategies, along with the optimisation of the mine plan throughout the year made higher grade ore available for processing. This resulted in 13 per cent higher production overall for 2007.
Although there was an improvement of eight per cent on the previous quarter, lower grades at Rössing reduced fourth quarter and full year production compared with the same periods of 2006.

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DIAMONDS AND MINERALS
Diamonds
Rio Tinto share of production (000 carats)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Argyle	5,995	-25%	+23%	18,744	-36%
Diavik	1,766	+18%	-6%	7,166	+22%
Argyle’s production improved on the previous quarter but was lower than the corresponding quarter of 2006 due to continued low feed grade associated with current mining locations. Variability in feed grade and production rates is expected to continue as the open-pit operation approaches the end of its life and the mine transitions to an underground operation.
Production at Diavik was 18 per cent higher than the fourth quarter of 2006 as mining was almost exclusively from the higher grade A154S pipe in 2007 compared with a blend of A154S and A154N pipes in 2006. Production was six per cent lower than the third quarter due to the impact of winter weather.
In November 2007, Rio Tinto approved additional funding of $563 million (Rio Tinto share $338 million) for the construction of the underground mining phase of the high margin Diavik mine, bringing the total approved to $787 million (Rio Tinto share $472 million). Diamond production from underground is due to commence in 2009 and continue beyond 2020.
Minerals
Rio Tinto share of production (000 tonnes)

	Q4 07	vs Q4 06	vs Q3 07	FY 07	vs FY 06
Borates	151	+5%	+13%	560	+1%
Titanium dioxide feedstocks	384	+1%	+8%	1,458	+3%
Fourth quarter production of borates and titanium dioxide feedstocks was broadly similar to the same quarter of the prior year as firm demand in Asia Pacific and Europe offset weakness in the US housing market.

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EXPLORATION AND EVALUATION
There was a significant step up in exploration and evaluation expenditure with gross pre-tax cash costs in the twelve months of 2007 of $570 million, compared with $283 million in 2006. As part of Rio Tinto’s continuing focus on optimising its portfolio, $253 million (pre-tax earnings) was realised from exploration divestments in 2007 compared with $46 million in 2006.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Curuá, Brazil: environmental management planning continued. Morales-Cajibio, Colombia: Beneficiation test work commenced.	Brazil, Colombia, Australia

Copper	Sulawesi nickel, Indonesia: contract of work negotiations progressed Lakeview nickel-copper, US: order of magnitude study to take place in 2008	Russia (Rio Nor JV), Kazakhstan, US, Mexico, Chile, Peru and Argentina

Diamonds & Minerals	Bunder diamonds, India; Chilubane and Mutamba ilmenite, Mozambique; Jarandol and Jadar borates, Serbia; and Namekara vermiculite, Uganda: order of magnitude studies continued	India, Canada, Russia, Mauritania and Mali (diamonds); Australia, Canada, US, Turkey, Serbia (industrial minerals)

Energy	Huren Gol coal, Mongolia and Landazuri coal, Colombia: further coal measures intersected in drilling	Colombia, Canada, US, southern Africa and Mongolia

Iron Ore	Pilbara, Australia: delineation drilling continued at several advanced prospects	Brazil, Guinea and Gabon
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Greens Creek, Energy Resources of Australia, Rössing, Argyle, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/gold, US), Oyu Tolgoi (copper/gold, Mongolia), La Granja (copper, Peru), Eagle (nickel/copper, US), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits. Recent assay results from a drill hole at Resolution included an intersection of 318 metres at 2.15 per cent copper with the last 50 metres at 2.47 per cent.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605

Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1068	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY
RIO TINTO SHARE OF PRODUCTION

							% CHANGE
		QUARTER					Q4 07	Q4 07	2007
		2006	2007	2007	FULL YEAR		vs	vs	vs
Principal Commodities		Q4	Q3	Q4	2006	2007	Q307	Q406	2006
Alumina	(’000 t)	795	679	1,853	3,247	3,877	173%	133%	19%
Aluminium	(’000 t)	215.8	216.2	835.4	844.7	1,479.7	286%	287%	75%
Borates	(’000 t)	145	134	151	553	560	13%	5%	1%
Coal — hard coking coal	(’000 t)	1,516	1,564	1,544	5,909	6,179	-1%	2%	5%
Coal — other Australian	(’000 t)	7,782	5,855	5,642	31,159	24,388	-4%	-28%	-22%
Coal — US	(’000 t)	32,797	31,024	33,384	125,260	125,083	8%	2%	0%
Copper — mined	(’000 t)	209.8	172.5	180.8	803.5	737.9	5%	-14%	-8%
Copper — refined	(’000 t)	54.0	98.7	89.0	299.2	390.0	-10%	65%	30%
Diamonds	(’000 cts)	9,561	6,770	7,807	35,162	26,023	15%	-18%	-26%
Gold — mined	(’000 ozs)	294	335	293	1,003	1,233	-13%	0%	23%
Gold — refined	(’000 ozs)	67	128	133	462	523	3%	98%	13%
Iron ore	(’000 t)	35,057	36,390	38,956	132,780	144,707	7%	11%	9%
Titanium dioxide feedstock	(’000 t)	380	356	384	1,415	1,458	8%	1%	3%
Uranium	(’000 lbs)	4,075	3,105	3,504	12,561	12,616	13%	-14%	0%

Other Metals & Minerals
Bauxite	(’000 t)	4,488	4,676	7,797	16,319	21,022	67%	74%	29%
Lead	(’000 t)	3.4	3.3	3.0	11.9	11.9	-8%	-12%	1%
Molybdenum	(’000 t)	4.2	3.5	3.0	16.8	14.9	-14%	-29%	-11%
Pig Iron	(’000 t)	19	29	27	53	69	-9%	43%	30%
Salt	(’000 t)	1,307	1,480	1,686	5,405	5,242	14%	29%	-3%
Silver — mined	(’000 ozs)	3,975	3,371	2,878	13,968	13,002	-15%	-28%	-7%
Silver — refined	(’000 ozs)	598	1,164	1,317	4,152	4,365	13%	120%	5%
Talc	(’000 t)	325	318	284	1,392	1,281	-11%	-13%	-8%
Zinc	(’000 t)	10.2	9.6	9.8	33.4	35.7	2%	-4%	7%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Fourth quarter 2007 operations review	Page 10

RIO TINTO SHARE OF PRODUCTION

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

ALUMINA
Production (‘000 tonnes)
Eurallumina (a)	0%	52	—	—	—	—	513	—
Gardanne (b)	100%	—	—	—	—	21	—	21
Gove (b)	100%	—	—	—	—	405	—	405
Jonquiere (b)	100%	—	—	—	—	252	—	252
Queensland Alumina (b) (c)	80%	384	365	362	377	662	1,494	1,766
Sao Luis (Alumar) (b)	10%	—	—	—	—	29	—	29
Yarwun (d)	100%	360	296	323	301	339	1,240	1,260
Speciality alumina plants (b)	100%	—	—	—	—	144	—	144

Rio Tinto total alumina production		795	661	685	679	1,853	3,247	3,877

ALUMINIUM
Refined production (‘000 tonnes)
Australia — Bell Bay	100%	45.5	43.6	45.0	44.8	45.0	177.5	178.3
Australia — Boyne Island	59%	81.0	81.7	82.3	82.2	83.3	325.0	329.6
Australia — Tomago (b)	52%	—	—	—	—	50.2	—	50.2
Cameroon — Alucam (Edea) (b)	47%	—	—	—	—	8.8	—	8.8
Canada — seven wholly owned (b)	100%	—	—	—	—	270.5	—	270.5
Canada — Alouette (b)	40%	—	—	—	—	43.5	—	43.5
Canada — Becancour (b)	25%	—	—	—	—	20.1	—	20.1
China — Ningxia (Qingtongxia) (b)	50%	—	—	—	—	15.5	—	15.5
France — three wholly owned (b)	100%	—	—	—	—	79.7	—	79.7
Iceland — ISAL (Reykjavik) (b)	100%	—	—	—	—	35.0	—	35.0
New Zealand — Tiwai Point (b)	79%	71.2	68.9	70.2	70.4	71.4	268.9	280.9
Norway — SORAL (Husnes) (b)	50%	—	—	—	—	16.0	—	16.0
UK — two wholly owned (b)	100%	—	—	—	—	41.6	—	41.6
UK — Anglesey	51%	18.1	17.5	18.9	18.8	18.1	73.3	73.3
USA — Sebree (b)	100%	—	—	—	—	36.8	—	36.8

Rio Tinto total aluminium production		215.8	211.7	216.5	216.2	835.4	844.7	1,479.7

BAUXITE
Production (‘000 tonnes)
Awaso (b) (e)	80%	—	—	—	—	173	—	173
Sangaredi (b)	(f )	—	—	—	—	1,248	—	1,248
Gove (b)	100%	—	—	—	—	985	—	985
Porto Trombetas (b)	12%	—	—	—	—	407	—	407
Weipa (g)	100%	4,488	4,272	4,278	4,676	4,984	16,319	18,209

Rio Tinto total bauxite production		4,488	4,272	4,278	4,676	7,797	16,319	21,022

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	145	129	145	134	151	553	560

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,193	1,124	1,032	864	1,090	3,726	4,110
Kestrel Coal	80%	324	314	601	700	454	2,183	2,069

Rio Tinto total hard coking coal production		1,516	1,438	1,633	1,564	1,544	5,909	6,179

COAL — OTHER *
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	434	398	324	422	417	1,679	1,561
Blair Athol Coal	71%	1,911	1,667	1,580	1,374	1,023	7,259	5,645
Hunter Valley Operations	76%	2,180	2,004	1,818	1,774	2,047	9,104	7,642
Kestrel Coal	80%	121	151	271	261	145	691	828
Mount Thorley Operations	61%	595	497	252	396	625	2,359	1,771
Tarong Coal	100%	1,778	1,736	1,021	872	881	6,979	4,510
Warkworth	42%	764	586	584	756	504	3,089	2,430

Total Australian other coal		7,782	7,041	5,850	5,855	5,642	31,159	24,388

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,640	7,691	7,682	7,601	8,292	30,749	31,267
Colowyo	(h )	1,358	1,224	1,342	1,280	1,232	5,754	5,077
Cordero Rojo	100%	9,524	9,060	9,034	8,622	9,996	36,094	36,712
Decker	50%	866	744	784	833	809	3,225	3,170
Jacobs Ranch	100%	9,646	8,537	8,478	8,750	8,801	36,258	34,565
Spring Creek	100%	3,764	3,100	2,999	3,938	4,254	13,181	14,291

Total US coal		32,797	30,357	30,318	31,024	33,384	125,260	125,083

Rio Tinto total other coal production		40,580	37,398	36,169	36,878	39,025	156,419	149,471

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

*	Coal — other includes thermal coal and semi-soft coking coal.
See footnotes on page 13.

Fourth quarter 2007 operations review	Page 11

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

COPPER
Mine production (‘000 tonnes)
Bingham Canyon	100%	66.4	54.1	55.6	49.5	53.0	265.6	212.2
Escondida	30%	99.8	111.5	105.2	101.2	103.8	394.0	421.6
Grasberg — Joint Venture (i)	40%	15.8	5.8	5.6	7.5	9.4	46.2	28.4
Northparkes	80%	17.8	13.7	9.9	5.6	5.3	66.6	34.5
Palabora (j)	58%	10.0	13.0	10.2	8.7	9.3	31.1	41.2

Rio Tinto total mine production		209.8	198.1	186.5	172.5	180.8	803.5	737.9

Refined production (‘000 tonnes)
Escondida	30%	17.1	19.9	19.7	16.1	15.8	40.3	71.5
Kennecott Utah Copper	100%	24.2	69.7	67.9	68.7	59.3	217.9	265.6
Palabora (j)	58%	12.7	12.0	13.2	13.8	13.8	40.9	52.9

Rio Tinto total refined production		54.0	101.6	100.7	98.7	89.0	299.2	390.0

DIAMONDS
Production (‘000 carats)
Argyle	100%	8,026	3,470	4,414	4,865	5,995	29,078	18,744
Diavik	60%	1,495	1,551	1,975	1,874	1,766	5,897	7,166
Murowa	78%	39	12	24	31	46	187	113

Rio Tinto total diamond production		9,561	5,033	6,413	6,770	7,807	35,162	26,023

GOLD
Mine production (‘000 ounces)
Barneys Canyon	100%	3	2	3	3	2	15	11
Bingham Canyon	100%	118	106	117	86	88	523	397
Cortez/Pipeline	40%	61	45	61	53	55	178	215
Escondida	30%	14	14	14	14	14	51	56
Grasberg — Joint Venture (i)	40%	59	74	97	149	103	95	423
Greens Creek	70%	13	11	11	13	12	44	48
Northparkes	80%	21	20	17	12	13	76	63
Rawhide	51%	3	3	3	2	2	13	10
Others	—	3	3	3	3	3	9	11

Rio Tinto total mine production		294	278	327	335	293	1003	1,233

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	67	115	147	128	133	462	523

IRON ORE & IRON
Production (‘000 tonnes)
Channar	60%	1,591	1,585	1,743	1,554	1,448	5,879	6,330
Corumbá	100%	549	460	424	528	365	1,982	1,777
Eastern Range	(k )	2,112	2,166	1,670	1,562	1,535	8,215	6,932
Hamersley	100%	20,964	20,161	24,617	23,990	25,799	79,208	94,567
Hope Downs	50%					32		32
Iron Ore Company of Canada	59%	2,519	1,413	1,730	2,376	2,248	9,442	7,768
Robe River	53%	7,321	6,460	6,932	6,381	7,529	28,054	27,301

Rio Tinto total mine production		35,057	32,245	37,117	36,390	38,956	132,780	144,707

Pig iron production (‘000 tonnes)
HIsmelt®	60%	19	13	0	29	27	53	69

LEAD
Mine production (‘000 tonnes)
Greens Creek	70%	3.4	2.9	2.8	3.3	3.0	11.9	11.9

MOLYBDENUM
Mine production (‘000 tonnes)
Bingham Canyon	100%	4.2	4.7	3.8	3.5	3.0	16.8	14.9

SALT
Production (‘000 tonnes)
Rio Tinto Minerals — salt (l)	68%	1,307	1,116	958	1,480	1,686	5,405	5,242

SILVER
Mine production (‘000 ounces)
Bingham Canyon	100%	928	856	981	757	892	4,214	3,487
Escondida	30%	533	563	592	670	536	1,994	2,361
Grasberg — Joint Venture (i)	40%	534	0	114	210	154	670	477
Greens Creek	70%	1,754	1,666	1,627	1,607	1,175	6,230	6,075
Others	—	226	187	166	127	121	861	602

Rio Tinto total mine production		3,975	3,272	3,480	3,371	2,878	13,968	13,002

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	598	870	1,014	1,164	1,317	4,152	4,365

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 13.

Fourth quarter 2007 operations review	Page 12

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	325	352	326	318	284	1392	1,281

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	380	351	367	356	384	1,415	1,458

URANIUM (m)
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,541	1,507	2,236	1,980	2,288	7,092	8,011
Rössing	69%	1,534	1,292	971	1,126	1,216	5,469	4,605

Rio Tinto total uranium production		4,075	2,799	3,207	3,105	3,504	12,561	12,616

ZINC
Mine production (‘000 tonnes)
Greens Creek	70%	10.2	8.8	7.5	9.6	9.8	33.4	35.7
Production data notes
(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(c)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(d)	Yarwun was previously known as Comalco Alumina Refinery.

(e)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(f)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(g)	Includes beneficiated and calcined bauxite production.

(h)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(i)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the full twelve months of 2007.

(j)	Rio Tinto’s shareholding in Palabora varied during 2006 due to the progressive conversion of debentures into ordinary shares.

(k)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(l)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

(m)	With effect from the second quarter of 2007 Rio Tinto is reporting uranium production as ‘000 lbs U3O8 rather than tonnes.
Where Rio Tinto’s beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 December 2007.

Fourth quarter 2007 operations review	Page 13

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

ALUMINIUM

Rio Tinto Alcan (a)

Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory (a)	100.0%	—	—	—	—	985	—	985
Weipa mine — Queensland (b)	100.0%	4,488	4,272	4,278	4,676	4,984	16,319	18,209
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	—	—	—	—	3,392	—	3,392
Ghana
Awaso mine (a) (c)	80.0%	—	—	—	—	216	—	216
Guinea
Sangaredi mine (a) (d)	22.9%	—	—	—	—	2,774	—	2,774

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		4,451	4,263	4,157	4,774	6,682	15,857	19,877

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory (a)	100.0%	—	—	—	—	405	—	405
Queensland Alumina Refinery — Queensland (a) (e)	80.0%	993	945	938	977	956	3,871	3,816
Yarwun refinery — Queensland (f)	100.0%	360	296	323	301	339	1,240	1,260
Brazil
Sao Luis (Alumar) refinery (a)	10.0%	—	—	—	—	288	—	288
Canada
Jonquiere refinery — Quebec (a)	100.0%	—	—	—	—	252	—	252
France
Gardanne refinery (a)	100.0%	—	—	—	—	21	—	21
Italy
Eurallumina refinery — Sardinia (g)	0.0%	92	—	—	—	—	914	—

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec (a)	100.0%	—	—	—	—	3	—	3
Jonquiere plant — Quebec (a)	100.0%	—	—	—	—	22	—	22
France
Beyrede plant (a)	100.0%	—	—	—	—	102	—	102
Gardanne plant (a)	100.0%	—	—	—	—	6	—	6
La Bathie plant (a)	100.0%	—	—	—	—	5	—	5
Germany
Teutschenthal plant (a)	100.0%	—	—	—	—	6	—	6

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	For Weipa, beneficiated and calcined production, previously shown separately, are now shown on one row

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(d)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(e)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(f)	Yarwun alumina refinery was previously known as Comalco Alumina Refinery

(g)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 14

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

ALUMINIUM (continued)

Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	45	44	45	45	45	177	178
Boyne Island smelter — Queensland	59.4%	136	136	138	137	139	545	550
Tomago smelter — New South Wales (a)	51.6%	—	—	—	—	97	—	97
Cameroon
Alucam (Edea) smelter (a)	46.7%	—	—	—	—	19	—	19
Canada
Alma smelter — Quebec (a)	100.0%	—	—	—	—	80	—	80
Alouette (Sept-Iles) smelter — Quebec (a)	40.0%	—	—	—	—	109	—	109
Arvida smelter — Quebec (a)	100.0%	—	—	—	—	32	—	32
Beauharnois, smelter — Quebec (a)	100.0%	—	—	—	—	10	—	10
Becancour smelter — Quebec (a)	25.1%	—	—	—	—	80	—	80
Grande-Baie smelter — Quebec (a)	100.0%	—	—	—	—	40	—	40
Kitimat smelter — British Colombia (a)	100.0%	—	—	—	—	47	—	47
Laterriere smelter — Quebec (a)	100.0%	—	—	—	—	44	—	44
Shawinigan smelter — Quebec (a)	100.0%	—	—	—	—	18	—	18
China
Ningxia (Qingtongxia) smelter (a)	50.0%	—	—	—	—	31	—	31
France
Dunkerque smelter (a)	100.0%	—	—	—	—	49	—	49
Lannemezan, smelter (a)	100.0%	—	—	—	—	5	—	5
St-Jean-de Maurienne smelter (a)	100.0%	—	—	—	—	25	—	25
Iceland
ISAL (Reykjavik) smelter (a)	100.0%	—	—	—	—	35	—	35
New Zealand
Tiwai Point smelter	79.4%	89	87	88	89	90	337	353
Norway
SORAL (Husnes) smelter (a)	50.0%	—	—	—	—	32	—	32
United Kingdom
Anglesey Aluminium smelter	51.0%	35	35	37	37	36	144	145
Lochaber smelter (a)	100.0%	—	—	—	—	8	—	8
Lynemouth smelter (a)	100.0%	—	—	—	—	33	—	33
USA
Sebree smelter — Kentucky (a)	100.0%	—	—	—	—	37	—	37

Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes)		233	196	226	211	1,031	850	1,663

a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.
BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		145	129	145	134	151	553	560

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 15

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,433	1,315	1,070	1,394	1,376	5,544	5,155
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,682	2,341	2,218	1,929	1,436	10,190	7,924
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,455	1,371	1,259	1,054	1,329	4,544	5,012
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,264	2,316	2,020	1,883	2,046	10,221	8,264
Semi-soft coking coal production (‘000 tonnes)		616	331	381	460	657	1,804	1,830
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		151	189	339	326	181	863	1,035
Hard coking coal production (‘000 tonnes)		404	392	751	875	567	2,729	2,586
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		857	657	280	261	731	2,902	1,929
Semi-soft coking coal production (‘000 tonnes)		125	163	137	393	302	993	995
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,778	1,736	1,021	872	881	6,979	4,510
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,686	1,343	1,172	1,663	1,197	7,014	5,376
Semi-soft coking coal production (‘000 tonnes)		130	51	216	133	0	327	400

Total hard coking coal production (‘000 tonnes)		1,859	1,763	2,010	1,929	1,896	7,273	7,598

Total hard coking coal sales (‘000 tonnes)		1,962	1,776	1,605	1,580	1,962	6,432	6,924

Total other coal production (‘000 tonnes) (a)		11,722	10,443	8,854	9,314	8,808	46,837	37,419

Total other coal sales (‘000 tonnes) (b) (c)		11,173	11,127	9,762	9,322	9,892	46,760	40,103

Total coal production (‘000 tonnes)		13,581	12,206	10,864	11,243	10,704	54,110	45,017

Total coal sales (‘000 tonnes)		13,135	12,903	11,368	10,902	11,854	53,193	47,026

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes)		1,603	1,447	1,306	1,285	1,600	5,243	5,639

Share of other coal sales (‘000 tonnes) (b) (c)		7,525	7,523	6,453	5,937	6,285	31,276	26,197

(a)	Other coal production includes thermal coal and semi-soft coking coal.

(b)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,640	7,691	7,682	7,601	8,292	30,749	31,267
Colowyo mine	(a )
Colorado, US
Thermal coal production (‘000 tonnes)		1,358	1,224	1,342	1,280	1,232	5,754	5,077
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,524	9,060	9,034	8,622	9,996	36,094	36,712
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,733	1,488	1,568	1,666	1,618	6,449	6,340
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,646	8,537	8,478	8,750	8,801	36,258	34,565
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,764	3,100	2,999	3,938	4,254	13,181	14,291

Total coal production (‘000 tonnes)		33,664	31,101	31,103	31,857	34,192	128,484	128,253

Total coal sales (‘000 tonnes)		33,661	31,101	31,103	32,165	33,891	128,482	128,260

(a)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 16

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		22,585	23,450	23,064	22,406	21,777	84,158	90,697
Average copper grade (%)		1.55	1.62	1.58	1.63	1.72	1.59	1.64
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		289.4	319.1	305.6	305.2	316.8	1,122.2	1,246.7
Contained gold (‘000 ounces)		46	45	48	48	45	170	187
Contained silver (‘000 ounces)		1,777	1,877	1,973	2,234	1,786	6,646	7,870

Ore to leach (‘000 tonnes) (a)		9,659	15,509	8,435	7,329	3,723	56,064	34,996
Average copper grade (%)		0.45	0.34	0.53	0.44	0.78	0.34	0.45
Contained copper in leachate/mined material (‘000 tonnes)		43	52	45	32	29	191	159

Refined production from leach plants:
Copper cathode production (‘000 tonnes)		57	66	66	54	53	134	238

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		22,681	20,563	19,568	18,267	17,287	83,716	75,685
Average mill head grades:
Copper (%)		1.08	1.21	0.82	0.58	0.61	0.85	0.82
Gold (g/t)		0.95	2.01	1.63	0.70	0.34	0.85	1.21
Silver (g/t)		3.87	4.75	3.56	2.91	2.26	3.84	3.43
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		220.3	225.6	145.9	90.8	91.1	610.8	553.4
Gold in concentrates (‘000 ounces)		589	1,182	916	336	142	1,880	2,576
Silver in concentrates (‘000 ounces)		2,083	2,273	1,397	693	696	5,609	5,058

Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		211.3	194.2	157.4	96.9	80.3	589.7	528.7
Gold in concentrates (‘000 ounces)		564	1,010	978	383	125	1,831	2,496
Silver in concentrates (‘000 ounces)		1,592	1,571	1,202	598	491	4,315	3,863

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The full year 2007 results include actual data for the first three quarters of 2007 plus a fourth quarter forecast from FCX’s most recent five-year plan. FCX is not releasing its actual 100% operating data for the full year 2007 until the release of its 2007 full year results on January 23, 2008.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 17

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		842	763	697	914	648	3,298	3,023
Leached (‘000 tonnes)		7,312	11,007	5,956	4,775	8,510	23,040	30,248
Sold for roasting (‘000 tonnes)		—	—	—	—	—	35	—
Average ore grade: gold
Milled (g/t)		2.64	2.49	2.80	2.83	4.18	2.52	3.02
Leached (g/t)		0.42	0.52	0.51	0.50	0.50	0.41	0.51
Sold for roasting (g/t)		—	—	—	—	—	6.50	—
Gold produced (‘000 ounces)		153	113	154	134	138	444	538

Greens Creek mine	70.3%
Alaska, US
Ore treated (‘000 tonnes)		187	166	148	178	172	664	664
Average ore grades:
Gold (g/t)		4.82	4.44	4.57	4.85	4.86	4.45	4.69
Silver (g/t)		540	562	624	533	416	541	530
Zinc (%)		10.1	9.5	9.1	9.6	10.3	9.4	9.7
Lead (%)		3.6	3.6	3.8	3.7	3.5	3.7	3.6
Metals produced in concentrates:
Gold (‘000 ounces)		19	16	15	19	18	63	68
Silver (‘000 ounces)		2,497	2,371	2,316	2,287	1,672	8,866	8,646
Zinc (‘000 tonnes)		14.5	12.5	10.6	13.7	13.9	47.5	50.8
Lead (‘000 tonnes)		4.8	4.2	3.9	4.6	4.3	16.9	17.0

Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		6	5	6	4	4	26	19
Silver (‘000 ounces)		50	51	54	34	21	232	160

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		3	2	3	3	2	15	11

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,083	11,922	12,499	10,988	12,116	47,857	47,525
Average ore grade:
Copper (%)		0.63	0.56	0.53	0.52	0.51	0.63	0.53
Gold (g/t)		0.44	0.43	0.42	0.36	0.31	0.49	0.38
Silver (g/t)		3.09	3.14	3.07	2.87	2.93	3.50	3.00
Molybdenum (%)		0.055	0.056	0.050	0.050	0.043	0.057	0.050
Copper concentrates produced (‘000 tonnes)		245	202	234	222	230	1,019	889
Average concentrate grade (% Cu)		27.1	26.7	23.6	22.2	23.0	26.0	23.8
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		66.4	54.1	55.6	49.5	53.0	265.6	212.2
Gold (‘000 ounces)		118	106	117	86	88	523	397
Silver (‘000 ounces)		928	856	981	757	892	4,214	3,487
Molybdenum concentrates produced (‘000 tonnes):		7.4	8.3	6.7	6.2	5.4	30.2	26.6
Molybdenum in concentrates (‘000 tonnes)		4.2	4.7	3.8	3.5	3.0	16.8	14.9
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		156	272	297	263	272	918	1,103
Copper anodes produced (‘000 tonnes) (c)		33.3	69.0	73.7	61.8	56.7	215.8	261.2
Production of refined metal:
Copper (‘000 tonnes)		24.2	69.7	67.9	68.7	59.3	217.9	265.6
Gold (‘000 ounces) (d)		67	115	147	128	133	462	523
Silver (‘000 ounces) (d)		598	870	1,014	1,164	1,317	4,152	4,365

(b)	Includes a small amount of copper

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 18

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,499	1,367	1,363	1,264	1,304	5,789	5,297
Average ore grades:
Copper (%)		1.57	1.38	1.01	0.65	0.59	1.53	0.91
Gold (g/t)		0.71	0.78	0.67	0.50	0.51	0.64	0.62

Copper concentrates produced (‘000 tonnes)		54.2	42.2	32.4	21.4	19.6	207.4	115.7

Contained copper in concentrates:
Saleable production (‘000 tonnes)		22.2	17.2	12.4	7.0	6.6	83.3	43.1
Sales (‘000 tonnes) (a)		15.6	16.3	13.6	9.5	8.2	61.4	47.6

Contained gold in concentrates:
Saleable production (‘000 ounces)		26.0	25.6	21.8	15.1	16.3	94.7	78.8
Sales (‘000 ounces) (a)		17.0	19.1	16.2	23.3	16.7	62.7	75.4

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Palabora (a)	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,783	2,886	3,025	3,046	3,958	10,730	12,915
Average ore grade: copper (%)		0.72	0.71	0.70	0.68	0.69	0.71	0.70
Copper concentrates produced (‘000 tonnes)		61.0	82.1	56.0	48.6	52.5	208.9	239.2
Average concentrate grade: copper (%)		28.5	27.4	31.5	31.0	30.7	29.4	29.8
Copper in concentrates (‘000 tonnes)		17.4	22.5	17.6	15.0	16.1	61.5	71.4
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		75.5	73.6	74.2	73.9	74.1	288.5	295.8
New copper anodes produced (‘000 tonnes)		22.2	21.2	22.9	24.0	22.7	78.6	90.7
Refined new copper produced (‘000 tonnes)		22.1	20.8	22.9	24.0	24.0	81.2	91.7
By-products:
Magnetite concentrate (‘000 tonnes)		281	262	321	361	363	1,127	1,306
Nickel contained in products (tonnes) (b)		7	5	12	43	45	26	104
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	50	50	50	198	200

(a)	Rio Tinto’s shareholding in Palabora varied during 2006 due to the progressive conversion of debentures into ordinary shares.

(b)	Nickel production is now reported as contained nickel in product.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,192	2,168	2,178	2,362	1,917	8,441	8,625
AK1 diamonds produced (‘000 carats)		8,026	3,470	4,414	4,865	5,995	29,078	18,744

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		509	520	643	656	581	2,331	2,400
Diamonds recovered (‘000 carats)		2,492	2,585	3,291	3,123	2,944	9,829	11,943

Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		47	30	46	55	72	216	203
Diamonds recovered (‘000 carats)		50	15	31	40	59	240	145

Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 19

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

IRON ORE & IRON

Hamersley Iron
Western Australia
Saleable iron ore production (‘000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	20,964	20,161	24,617	23,990	25,799	79,208	94,567
Channar	60.0%	2,652	2,641	2,905	2,589	2,413	9,798	10,549
Eastern Range	(a )	2,112	2,166	1,670	1,562	1,535	8,215	6,932
Hope Downs (b)	50.0%	—	—	—	—	64	—	64

Total production (‘000 tonnes)		25,728	24,968	29,192	28,141	29,811	97,221	112,112

Total sales (‘000 tonnes) (c)		27,830	23,770	27,317	26,661	31,795	98,103	109,542

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Hope Downs started production in the fourth quarter of 2007

(c)	Sales represent iron ore exported from Western Australian ports.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes)		31	21	0	49	45	89	115

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		747	82	613	723	505	3,362	1,923
Pellets (‘000 tonnes)		3,543	2,325	2,334	3,323	3,324	12,718	11,306
Sales:
Concentrate (‘000 tonnes)		1,392	436	296	820	855	2,914	2,407
Pellets (‘000 tonnes)		4,305	1,791	2,727	3,327	3,146	12,935	10,991

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		549	460	424	528	365	1,982	1,777
Sales (‘000 tonnes)		479	347	245	401	112	1,771	1,105

(a)	Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		8,018	6,168	6,901	5,608	6,812	29,273	25,489
Sales (‘000 tonnes)		7,541	5,938	7,230	5,728	7,036	29,118	25,932
West Angelas mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		5,795	6,020	6,178	6,432	7,393	23,659	26,023
Sales (‘000 tonnes)		6,513	5,143	6,793	8,055	5,634	23,315	25,626
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 20

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2006	2007	2007	2007	2007	2006	2007

SALT

Rio Tinto Minerals — salt (a)	68.4%
Western Australia
Salt production (‘000 tonnes)		2,013	1,719	1,476	2,165	2,467	8,323	7,827

(a)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		325	352	326	318	284	1,392	1,281

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		380	351	367	356	384	1,415	1,458

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		3,715	2,204	3,269	2,895	3,346	10,370	11,713

Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,237	1,884	1,417	1,641	1,773	7,975	6,714
Rio Tinto percentage interest shown above is at 31 December 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth quarter 2007 operations review	Page 21

INDEX TO OPERATIONAL DATA

		Page
Aluminium

Rio Tinto Alcan
-Alma	Canada	15
-Alouette (Sept-Iles)	Canada	15
-Alucam (Edea)	Cameroon	15
-Anglesey Aluminium	UK	15
-Arvida	Canada	15
-Awaso	Ghana	14
-Beauharnois	Canada	15
-Becancour	Canada	15
-Bell Bay	Australia	15
-Beyrede	France	14
-Boyne Island	Australia	15
-Brockville	Canada	14
-Dunkerque	France	15
-Eurallumina	Italy	14
-Gardanne	France	14
-Gove	Australia	14
-Grande Baie	Canada	15
-Jonquiere	Canada	14
-ISAL (Reykjavik)	Iceland	15
-Kitimat	Canada	15
-La Bathie	France	14
-Lannemezan	France	15
-Laterriere	Canada	15
-Lochaber	UK	15
-Lynemouth	UK	15
-Ningxia (Qingtongxia)	China	15
-Porto Trombetas (MRN)	Brazil	14
-Queensland Alumina	Australia	14
-Sangaredi	Guinea	14
-Sebree	USA	15
-Shawinigan	Canada	15
-Sao Luis (Alumar)	Brazil	14
-SORAL (Husnes)	Norway	15
-St Jean de Maurienne	France	15
-Teutschenthal	Germany	14
-Tiwai Point	New Zealand	15
-Tomago	Australia	15
-Weipa	Australia	14
-Yarwun	Australia	14

Borates

Rio Tinto Minerals — borates	US	15
Boron	US	15
Tincalayu	Argentina	15

Coal

Rio Tinto Coal Australia:	Australia	16
-Bengalla	Australia	16
-Blair Athol	Australia	16
-Hail Creek	Australia	16
-Hunter Valley Operations	Australia	16
-Kestrel	Australia	16
-Mount Thorley Operations	Australia	16
-Tarong	Australia	16
-Warkworth	Australia	16
Rio Tinto Energy America:	US	16
-Antelope	US	16
-Colowyo	US	16
-Cordero Rojo	US	16
-Decker	US	16
-Jacobs Ranch	US	16
-Spring Creek	US	16

Copper

Escondida	Chile	17
Freeport-McMoRan Copper & Gold:	US	17
-Grasberg	Indonesia	17
Kennecott Utah Copper:	US	18
-Bingham Canyon	US	18
-Kennecott smelter and refinery	US	18
Northparkes	Australia	19
Palabora mine and smelter	South Africa	19

		Page
Diamonds

Argyle Diamonds	Australia	19
Diavik Diamonds	Canada	19
Murowa Diamonds	Zimbabwe	19

Gold

Escondida	Chile	17
Freeport-McMoRan Copper & Gold:	US	17
-Grasberg	Indonesia	17
Kennecott Utah Copper:	US	18
-Barneys Canyon	US	18
-Bingham Canyon	US	18
Kennecott Minerals:	US	18
-Cortez/Pipeline	US	18
-Greens Creek	US	18
-Rawhide	US	18
Northparkes	Australia	19

Iron Ore

Corumbá	Brazil	20
Hamersley:	Australia	20
-Brockman	Australia	20
-Channar	Australia	20
-Eastern Range	Australia	20
-Hope Downs	Australia	20
-Marandoo	Australia	20
-Mt Tom Price	Australia	20
-Nammuldi	Australia	20
-Paraburdoo	Australia	20
-Yandicoogina	Australia	20
Iron Ore Company of Canada	Canada	20

Robe River:	Australia	20
Pannawonica	Australia	20
West Angelas	Australia	20

Lead/Zinc

Kennecott Minerals:	US	18
-Greens Creek	US	18

Molybdenum

Bingham Canyon	US	18

Pig Iron

HIsmelt®	Australia	20

Salt

Rio Tinto Minerals — salt	Australia	21

Silver

Bingham Canyon	US	18
Escondida	Chile	17
Grasberg	Indonesia	17
Greens Creek	US	18

Talc

Rio Tinto Minerals — talc	Australia/Europe/
	US/Canada	20

Titanium dioxide feedstock

QIT mine and smelter	Canada	21
Richards Bay Minerals mine and smelter	South Africa	21

Uranium

Energy Resources of Australia	Australia	21
-Ranger	Australia	21
Rössing	Namibia	21

Fourth quarter 2007 operations review	Page 22